SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*
                                ------------

                                 Huntco Inc.
                             ------------------
                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share
              ------------------------------------------------
                        (Title of Class of Securities)

                                 445661101
                              ----------------
                               (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Mr. B. D. Hunter

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             12,500
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              3,687,000
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          12,500
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          3,687,000

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,699,500
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    41.4%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Various Trusts for the benefit of the children of B. D. Hunter

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          3,650,000

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    OO
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Various Trusts for the benefit of the grandchildren of B. D. Hunter

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          3,650,000

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    OO
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Enterprises, Inc.
    37-6046036
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          3,650,000

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Farms, Inc.
    43-1568373
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             505,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              3,145,000
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          505,000
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          3,145,000

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco International, Inc.
    43-1568376
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             3,145,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              0
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          3,145,000
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          0

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,145,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    37.3%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101                  13G
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Acquisitions Holding, Inc.
    43-1422805
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [  ]
                                                                  (b)  [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------


NUMBER OF SHARES   5.   SOLE VOTING POWER
 BENEFICIALLY             3,145,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         6.   SHARED VOTING POWER
 PERSON WITH              0
                   -----------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER
                          3,145,000
                   -----------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                          0

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,145,000
------------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    See the sixth and seventh paragraphs of Item 4.
------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    37.3%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------

ITEM 1.(a)  Name of Issuer:
             Huntco Inc.

       (b)  Address of Issuer's Principal Executive Offices:
             14323 South Outer Forty Drive, Suite 600N
             Town & Country, Missouri 63017

ITEM 2.(a)  Name of Person Filing:
             1.  B.D. Hunter
             2. Various trusts for the benefit of the children of Mr. B.D. Hunter
             3. Various trusts for the benefit of the grandchildren of Mr. B.D. Hunter
             4.  Huntco Enterprises, Inc.
             5.  Huntco Farms, Inc.
             6.  Huntco International, Inc.
             7.  Huntco Acquisitions Holding, Inc.

       (b)  Address of Principal Business Offices, or, if none, Residence:
             All of the persons and entities listed above maintain the same
             business address:     14323 South Outer Forty, Suite 600N
                                   Town & Country, Missouri 63017
       (c)  Citizenship:
             B.D. Hunter is a citizen of the United States of America. The situses of the various trusts for the benefit of Mr. Hunter's children and grandchildren are Missouri and Illinois. Huntco Enterprises, Inc., Huntco International, Inc. and Huntco Acquisitions Holding, Inc., are corporations incorporated under the laws of the state of Delaware. Huntco Farms, Inc. is a corporation incorporated under the laws of the state of Missouri.

       (d)  Title of Class of Securities:
             Class A Common Stock, par value $.01 per share.

       (e)  CUSIP Number:
             The CUSIP Number assigned to the Class A Shares is:  445661101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)  [  ]  Broker or Dealer registered under section 15 of the Act
      (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act
      (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of the Act
      (d)  [  ]  Investment Company registered under Section 8 of the
                 Investment Company Act
      (e)  [  ]  Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940
      (f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
      (g)  [  ]  Parent Holding Company, in accordance with Section 240.13d-
                 1(b)(1)(ii)(G)
      (h)  [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

See Items 5 through 9 and 11 of cover page(s) as to each reporting person and see the explanation below.

The Articles of Incorporation as amended and restated of Huntco Inc. (the "Company") provide for two classes of common stock. One class is the Class A common stock, par value $.01 per share (the "Class A Shares") which has one vote per share. The Class A Shares are registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The second class of common stock is the Class B common stock, par value $.01 per share (the "Class B Shares"). The terms of the Class B Shares are identical to the terms of the Class A Shares, except that each Class B Share is entitled to ten votes and is convertible into one Class A Share.

This Amendment No. 2 to Schedule 13G is being filed by (i) Mr. B.D. Hunter ("Hunter"), (ii) various trusts for the benefit of Hunter's adult children (the "Children's Trusts") (iii) various trusts for the benefit of Hunter's grandchildren (the "Grandchildren's Trusts"), (iv) Huntco Enterprises, Inc. ("Enterprises"), (v) Huntco Farms, Inc. ("HFI"), (vi) Huntco International, Inc. ("HII"), and (vii) Huntco Acquisitions Holding, Inc. ("Acquisitions"). Hunter, the Children's Trusts, the Grandchildren's Trusts, Enterprises, HFI, HII and Acquisitions are referred to collectively hereinafter as the "Hunter Entities". The organizational structure of the Hunter Entities is set forth below.

Hunter, who beneficially owns 31% of the voting control of Enterprises, and who is a co-trustee of the Children's Trusts, shares voting and investment control over substantially all of the issued and outstanding capital stock of Enterprises. Voting and investment control over the remaining capital stock of Enterprises is shared by an executive officer of the Company and another individual who is Hunter's nephew, in their capacities as co-trustees of the Grandchildren's Trusts. Hunter, Enterprises, the Children's Trusts and the Grandchildren's Trusts own substantially all of the issued and outstanding capital stock of HFI. Hunter, HFI and Enterprises own all of the issued and outstanding capital stock of HII. HII is the sole shareholder of Acquisitions. Acquisitions and Farms are the record owners of 3,145,000 and 505,000 Class B Shares, respectively so that the Hunter Entities own and control all of the issued and outstanding Class B Shares.

The Class A shares deemed to be beneficially owned by each of the Hunter Entities pursuant to Rule 13d-3(d)(1) (which assumes the conversion of the Class B Shares into Class A Shares) is set forth with more specificity below.
 The actual voting control of the Company represented by the ownership of the Class B Shares (which have not actually been converted) and the Class A Shares is set forth for Hunter and for Acquisitions and Farms as the record holders of the Class B Shares.

For the sake of simplicity, ownership of all of the Class B Shares owned by any one Hunter Entity which is a corporation (and the shared voting and investment power which accompanies such ownership) is attributed to each of that particular corporate entity's direct and indirect shareholders. The reader is cautioned, however, to avoid "double counting."


Nothing in this Amendment No. 2 shall be deemed an admission that any particular Hunter Entity is the actual beneficial owner of the Class B Shares deemed under Rule 13d-3 to be beneficially owned by it. Further, Hunter acknowledges that although he may be deemed under Rule 13d-3(d) to share voting and investment control over the capital stock of Enterprises held of record in his name as co-trustee of the Children's Trust (which therefore gives him indirect shared voting and investment power over a substantial portion of the Class B Shares held of record by Acquisitions and Farms) he maintains that he does not "control" the Children's Trusts as that term is used in, or in the context of, the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.


Hunter
------

Hunter is deemed to share indirect voting and investment power over a total of 3,699,500 Class A Shares, consisting of (i) 3,650,000 issued and outstanding Class B Shares (which are convertible into Class A Shares) through (x) his revocable living trust and (y) his capacity as co-trustee of the Children's Trusts, pursuant to which he shares voting and investment power over substantially all of the capital stock of Enterprises, Farms, HII and Acquisitions and (ii) 37,000 Class A shares owned by a corporation of which Mr. Hunter owns 49% of the issued and outstanding capital stock and another executive of the Company owns the other 51%. Hunter has sole voting and investment power over 12,500 Class A Shares including 2,500 Class A Shares issuable upon exercise of non-qualified stock options as of December 31, 1998, which were awarded to him under the Company's 1993 Incentive Stock Plan.

In addition to the 49,500 Class A Shares which Hunter actually owns or is deemed to beneficially own, if all of the Class B Shares over which he is deemed to share voting and investment power were converted into Class A Shares, Hunter would be deemed to beneficially own 41.4% of the Class A Shares calculated in accordance with Rule 13d-3(d)(1). Without converting, Hunter is deemed to control over 87.4% of the total Company vote through his shared voting and investment control of substantially all of the Class B Shares with their ten-to-one voting rights and through the 49,500 Class A Shares which he owns or is deemed to beneficially own.


The Children's Trusts and the Grandchildren's Trusts
----------------------------------------------------

The Children's Trusts, through their ownership interest in Enterprises (which is also a shareholder of HII) and HFI are deemed to share voting and investment power over the 3,650,000 Class B Shares referenced above which represents 100% of the issued and outstanding Class B Shares and which shares would, if converted into Class A Shares, represent 40.8% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).


Enterprises
-----------

Through its partial ownership of HII which is the sole shareholder of Acquisitions, Enterprises shares voting and investment power with Hunter and HFI, which are the other shareholders of HII, over the 3,145,000 Class B Shares owned by Acquisitions. Through its partial ownership of HFI, Enterprises shares voting and investment power over the 505,000 Class B Shares of which HFI is the record holder. If converted into Class A Shares, the 3,650,000 Class B Shares would represent 40.8% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).



HFI
---

HFI has sole voting and investment power over the 505,000 Class B Shares of which it is the record holder representing 13.8% of all the issued and outstanding Class B Shares and it is deemed to share voting and investment power with Enterprises and Hunter over the 3,145,000 Class B Shares owned by Acquisitions due to those entities' share ownership of HII which is the sole shareholder of Acquisitions. If converted into Class A Shares, the 3,650,000 Class B Shares which HFI is deemed to beneficially own would represent 40.8% of the Class A Shares calculated in accordance with Rule 13d-3(d)(1). If only the 505,000 Class B Shares of which HFI is the actual record holder were converted into Class A Shares, those shares would represent 8.7% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1). The 505,000 Class B Shares with their ten-to-one voting rights represents 12.1% of the total Company vote.


HII
---

As the sole shareholder of Acquisitions, HII is deemed to beneficially own and to have sole voting and investment power over the 3,145,000 Class B Shares of which Acquisitions is the record holder. If converted into Class A Shares, the aforementioned 3,145,000 Class B Shares would represent 37.3% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).


Acquisitions
------------

Acquisitions is deemed to beneficially own and to have sole voting and investment power with respect to the 3,145,000 Class B Shares of which it is the record holder representing 86.2% of all of the issued and outstanding Class B Shares. If converted into Class A Shares, these aforementioned 3,145,000 Class B Shares would represent 37.3% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1). The 3,145,000 Class B Shares with their ten-to-one voting rights represents 75.3% of the total Company vote.


Item 5.  Ownership of Five Percent or Less of a Class.
           Omitted - Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
           Omitted - Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
           Omitted - Not Applicable.

Item 8.  Identification and Classification of Member of the Group.
           Omitted - Not Applicable.

Item 9.  Notice of Dissolution of Group.
           Omitted - Not Applicable.

Item 10. Certification.
           Omitted - Not Applicable.

                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 1999
      ---------------------

B.D. HUNTER

      /s/ B.D. Hunter
----------------------------
        B.D. Hunter

VARIOUS TRUSTS FOR THE BENEFIT OF THE CHILDREN OF B. D. HUNTER

By:   /s/ B.D. Hunter                        By: /s/ Robert J. Marischen
    ------------------------                    ------------------------
         Co-Trustee                                    Co-Trustee

VARIOUS TRUSTS FOR THE BENEFIT OF THE GRANDCHILDREN OF B. D. HUNTER

By: /s/ Robert J. Marischen
    ------------------------
         Co-Trustee

HUNTCO ENTERPRISES, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO FARMS, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO INTERNATIONAL, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO ACQUISITIONS HOLDING, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

                                                                    EXHIBIT A
                                                                    ---------
                                 AGREEMENT

Pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and more particularly to Rule 13d-1(f)(1)(iii) promulgated by the Securities and Exchange Commission thereunder, and in connection with Amendment No. 2 to
Schedule 13G dated February 15, 1999 which is executed by each of the undersigned, each of the undersigned acknowledges and agrees that the Schedule 13G is filed on behalf of each of the undersigned, and each of the undersigned consent to the filing of this Agreement as an exhibit to the Schedule 13G.

Date:   February 15, 1999
      ---------------------

B.D. HUNTER

      /s/ B.D. Hunter
----------------------------
        B.D. Hunter

VARIOUS TRUSTS FOR THE BENEFIT OF THE CHILDREN OF B. D. HUNTER

By:   /s/ B.D. Hunter                        By: /s/ Robert J. Marischen
    ------------------------                    ------------------------
         Co-Trustee                                    Co-Trustee

VARIOUS TRUSTS FOR THE BENEFIT OF THE GRANDCHILDREN OF B. D. HUNTER

By: /s/ Robert J. Marischen
    ------------------------
         Co-Trustee

HUNTCO ENTERPRISES, INC.                    HUNTCO FARMS, INC.

By: /s/ Robert J. Marischen                 By: /s/ Robert J. Marischen
    ------------------------                   ------------------------
    Robert J. Marischen,                       Robert J. Marischen,
    President and CEO                          President and CEO


HUNTCO INTERNATIONAL, INC.                  HUNTCO ACQUISITIONS HOLDING, INC.

By: /s/ Robert J. Marischen                 By: /s/ Robert J. Marischen
    ------------------------                    ------------------------
    Robert J. Marischen                         Robert J. Marischen,
    President and CEO                           President and CEO